Exhibit 107

Calculation of Filing Fee Table

SC TO-I

(Form Type)

Rumble Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to be Paid	$525,000,000	0.00015310	$80,377.50
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$525,000,000
Total Fees Due for Filing			$80,377.50
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$80,377.50